NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager”) and NWQ Investment Management Company, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements and continued to August 1, 2020, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust, Nuveen Investment Trust II and Nuveen Investment Trust V as listed below; and

WHEREAS, pursuant to the terms of the Agreements, the Agreements shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in each Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of the Nuveen Funds, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreements, have approved the continuance of the Agreements with respect to each Portfolio until August 1, 2021, in the manner required by the Investment Company Act of 1940.

Dated: July 31, 2020

NUVEEN FUND ADVISORS, LLC

Fund in Nuveen Investment Trust	Date of Sub-Advisory Contract
Nuveen NWQ Global Equity Income Fund	10-1-14
Nuveen NWQ Large-Cap Value Fund	10-15-14
Nuveen NWQ Multi-Cap Value Fund	10-1-14
Nuveen NWQ Small-Cap Value Fund	10-1-14
Nuveen NWQ Small/Mid-Cap Value Fund	10-1-14
Fund in Nuveen Investment Trust II
Nuveen NWQ International Value Fund	10-1-14
Fund in Nuveen Investment Trust V
Nuveen NWQ Flexible Income Fund	10-1-14